UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: February 18, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#FY_2020

18 February 2021

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Finance, Performance and Development

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. In particular, the Covid-19 outbreak may exacerbate the risks that the Group could face. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 20 April 2020 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 21 April 2020 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One

FY 2020 highlights

Engage 2025

Key messages

- Excellent commercial performance overall with FTTH net adds record
- Resilient revenues in the context of Covid supported by outstanding MEA and solid France
- B2B: Solid Recovery on IT&IS in Q4 thanks to Cloud and Cyberdefense
  European leader in cybersecurity with 11% revenue growth in Q4
- Key milestones in infrastructure achieved with recent signing of **Orange concessions** transaction and creation of **European Towerco** well on track
- All elements of guidance achieved including turnaround of 2020 Organic Cash Flow at 2.5bn€ (vs. > 2.3bn€ guidance) reinforcing our strong balance sheet

2020 key achievements

Engage 2025

FTTH

47.2m connectable homes

9.3m cust. **+24%** yoy

+1.8m customers yoy, accelerating in Q4

France

Record FTTH net adds in Q4 +388k

Best mobile network 10th year in a row

1 NPS

Enterprise

IT&IS growth at **+2.3% yoy FY** back to solid trend in Q4 at +5.6% despite the crisis

#1 in Cloud in Europe for Hosted Private Cloud*

5G

5G

Successful launch in 5 European countries

Strong appetite for 5G smartphones

Europe

New organization for "Back to growth" plan

Best quarterly FTTH net adds in Poland

Acquisition of Telekom Romania ongoing

MEA

1.96 bn€ in EBITDAaL FY20 **+10%** growth in 1y

Orange Money: 1st time crossing **€500m** revenues

orange bank: >350k OB clients in Africa in 5 mo.

* For offering & market presence (ranking Forester)

Orange Concessions: the leading fiber platform in French rural areas

SCOPE

Awarded lines in PIN areas
4,489k

Already built
1,156k

+

To be built
3,333k

A platform set for exceptional growth

50/50 partnership
with an option to acquire an extra 1% share governance rights over the long term

High profile financial partners
with extensive expertise in infrastructure management

Dedicated management
to maximize the value of this specific class of assets

Increased financial flexibility
to seize growth opportunities

Highly attractive economic terms

~€2.7bn
Enterprise Value ("EV")

~€2.2bn
Estimated Equity Value (1)

~ €600
EV/awarded line

Orange to be the **exclusive industrial partner** of Orange Concessions for network construction

No commitment from ORA MNO

(1) Subject to closing adjustments.

FY 2020 financial achievements

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

*subject to shareholders' approval; ex-date June 15th, record date June 16th, payment date June 17th 2021 for the €0.30 2020 balance plus additional €0.20 linked to tax refund allocation

FY 20

Revenue	EBITDAaL	eCapex
€42.3bn	€12.7bn	€7.1bn
+0.3% yoy in FY20	-1.0% yoy in FY20	-1.7% yoy in FY20

- **2.5** € billion — Organic CF (telecom)
- **1.83x** — Net debt / EBITDAaL (telecom)
- **0.70** € — Dividend 2020*
- + **0.20** € — additional 0.2€ linked to tax refund allocation

Towards a more sustainable, inclusive & responsible 2025


9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Digital inclusion
develop connectivity and inclusive services

		Ambitions
VHBB addressable homes (in millions)	48m	**69m** / 2023
Orange Digital Center	3	**32** / 2025

Environment
reduce our CO_2 eq. emissions and implement circular economy to achieve Net Zero Carbon by 2040

CO_2 emissions reduction vs 2015 (%)	-12%	**-30%** / 2025
Collected mobile (% in Europe)	15%	**30%** / 2025

Diversity
align gender representation in management with employee representation

Women in management network (%)	31%	**35%** / 2025

Crisis solidarity actions, notably

- Immediate payment for suppliers
- Significant budget increases for Orange Foundation
- Solidarity retail offers for both BtC and SMEs

Section Two

Financial results overview

Revenue slightly up in FY 2020

	Q4 2020	FY 2020
FY 2020 revenue*	yoy	yoy
€42.3bn	**-0.2%**	**+0.3%**
	-€27m	**+€119m**

* Orange Bank Net Banking Income is not included in Group revenues but in "Other operating income", that is below the revenue line and feeds directly into consolidated EBITDAaL.

FY20 revenue growth contribution per segment (yoy in €m)



+0.3%
42,151
296
-79
Other European Countries
-312
Spain
-388
291
-107
28
42,270
FY19 cb
France
Europe
MEA
Enterprise
Others
FY 20

FY20 revenue evolution per activity (yoy in %)



+2.1%
-0.9%
-2.1%
+4.1%
+4.4%
-9.5%
Convergent services
Mobile only services
Fixed only services
IT & Integration services
Wholesale
Equipment sales

EBITDAaL down in crisis context

Growth in MEA, resilience in France and Europe mitigating deterioration in Spain & Enterprise

	Q4 2020	FY 2020
FY 2020 EBITDAaL (Telecom)	yoy **-1.8%** **-€60m**	yoy **-1.0%** **-€131m**
€12.8bn	As % of rev. **29.7%** -0.5pt yoy	As % of rev. **30.4%** -0.4pt yoy


FY 20 EBITDAaL Telecom growth per segment (yoy in €m)
-1.0%
12,970
18
33
179
-214
-179
31
12,839
FY 19 cb
France
Other european countries exc. Spain
MEA
Spain
Enterprise
Others
FY 2020


Negative FY 20 EBITDAaL impact related to crisis (€m)
-292
roaming
-253
costs linked directly to COVID
-545
total

Net income up +56.9%

FY 2020
Net income

€5.1bn

yoy

+56.9%

+€1.8bn



+56.9%
3,222
-131
-131
-49
-53
2,246
-49
5,055
FY 2019 Net Income from Consolidated Group
EBITDAaL cb
adjustments*
Impairment of goodwill & fixed assets
Financial result
tax refund
D&A, income tax paid & others
FY 2020 Net Income from Consolidated Group
1
2
3

1. EBITDAaL under pressure due to COVID crisis
2. Includes a negative comparable basis effect related to economic situation improvement in Egypt in 2019
3. Includes economic losses related to revaluating subordinated notes hedges in GBP and a positive comparable basis effect related to losses on BT shares in 2019

* See details on slide 43

Organic Cash Flow* turnaround

+ 150m€ yoy

*Organic cash flow from telecoms activities corresponds to net cash provided by operating activities, minus (i) repayments of lease liabilities and on debts related to financed assets, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of change in fixed assets payables, (iii) excluding telecommunication licenses paid and significant litigations paid (and received).

Organic Cash Flow (telecom activities) in 2020 growing at €2.5bn and at €4.7bn adding tax refund

(in €bn)



5.7
-1.1
-1.1
-0.2
-0.8
+€150m yoy
2.5
2.2
4.7
EBITDAaL - eCAPEX (telecom activities)
income taxes paid
net financial interests paid**
Change in working capital (incl. eCapex payables)
other operational items
Organic Cash Flow * 2020
Tax refund
Organic Cash Flow * 2020 + tax refund

Net debt*** (telecom activities)



-€2.0bn
€2.2bn of tax refund included
€25.5bn
€23.5bn
1.96x
1.83x
2019
2020
Net Debt / EBITDAaL Telecom

Liquidity position (telecom activities)

€17.2 bn

o/w €11.1bn in cash

**Excluding 0.1 billion euros in interest disbursed on lease liabilities and on debts related to financed assets

***see details on slide 44

Section Three

Business review

Q4 2020 France: financial performance

Resilience of core retail services compensates structural decline of narrowband

in €m	Q4 20	yoy cb	FY 20	yoy cb
Revenues	**4,744**	**+0.2%**	**18,461**	**+1.6%**
Retail services	2,696	-1.3%	10,764	-0.4%
Convergent services*	1,155	+0.5%	4,559	+3.1%
Mobile only services	558	-1.2%	2,245	-2.4%
Fixed only services	983	-3.3%	3,959	-3.1%
Fixed only broadband	696	+1.2%	2,748	+1.8%
Fixed only narrowband	287	-12.8%	1,212	-12.6%
Wholesale	1,452	+1.9%	5,866	+6.7%
Equipment sales	427	-2.6%	1,187	-12.2%
Other revenues	169	+21.0%	644	+27.3%
EBITDAaL			**7,163**	**+0.2%**
EBITDAaL margin			38.8%	-0.5pt
eCAPEX			**3,748**	**-7.5%**
eCAPEX/revenues			20.3%	-2.0pt

*B2C only

+0.6% yoy Q4 Retail excl. digital content offers (DCO)

+0.1% yoy FY Retail excl. digital content offers (DCO)

+3.3% yoy Q4 Convergent services excl. DCO

+4.0% yoy FY Convergent services excl. DCO

+1.1% yoy FY20 EBITDAaL excl. DCO

Solid retail services trend



Retail Services (quarterly yoy growth excl. DCO)
Retail Services excl .PSTN (quarterly yoy growth excl. DCO)
1.7%
2.2%
1.9%
1.7%
2.4%
-0.6%
-0.1%
0.1%
0.0%
0.6%
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20

Convergent & mobile ARPO growth despite roaming drop



ARPO Convergent **
ARPO Mobile only **
ARPO Fixed only **
1.6%
2.3%
2.2%
1.8%
1.4%
1.0%
-0.5%
-1.2%
0.6%
1.3%
-0.3%
-0.5%
0.2%
-0.6%
-1.3%
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Quarterly Convergent ARPO :
69.9€
69.0€
+1.0€
Q4 19 cb
Q4 20
DCO
excl. DCO

** Growth yoy, excl. digital content offers (DCO)

Q4 2020 France: commercial performance

Strengthening leadership

Mobile contract net adds (in ‘000s) and churn rate

net adds excl M2M · quarterly churn rate in %



13%
13%
+47
-58
+29
+125
+87
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20

54% of broadband B2C Customers are on Open **convergent** offers

Fixed BB net adds (in ‘000s)

FTTH · ADSL and others



+49
+37
+61
+95
+105
+239
+192
+238
+360
+388
-190
-155
-177
-265
-283
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20

#1 mobile network
for the 10th consecutive year (ARCEP)

New FTTH net adds record in Q4 reaching
4.5m FTTH customers (+35.3 %yoy)

4G	**99%**	of 4G population coverage
	87%	of B2C voice contract customers have a 4G plan (+3pts yoy)
	+1.0%	Number of mobile lines per convergent offer (Q4 yoy growth)

22.9m	of FTTH connectable homes (+40.6% yoy)
52%	of FTTH adds* are new customers
+1.0pt	Growth of B2C broadband convergent customer premium** mix, yoy

*gross adds + migration **Livebox Up, former Play and Jet

Q4 2020 Europe

Strong commercial trends despite Covid-19

in €m	Q4 20	yoy cb	FY 20	yoy cb
Revenues	**2,715**	**-4.3%**	**10,580**	**-3.5%**
Retail services	1,781	-4.2%	7,147	-3.0%
Convergent services*	667	-3.4%	2,717	+0.5%
Mobile only services	747	-7.4%	3,038	-7.5%
Fixed only services	267	-4.1%	1,083	-4.1%
IT & integration services	101	+21.3%	310	+22.7%
Wholesale	492	-1.6%	1,924	-0.9%
Equipment sales	409	-6.2%	1,375	-7.6%
Other revenues	33	-24.6%	134	-21.5%
EBITDAaL			**2,932**	**-5.8%**
EBITDAaL margin			27.7%	-0.7pt
eCAPEX			**1,847**	**+10.7%**
eCAPEX/revenues			17.5%	2.2pt

*B2C only

Revenue evolution (in €m)



2,838
-23
-60
-11
+18
-8
-27
-11
2,715
Retail services : **-4.2% yoy**
(**-3.2% yoy** ex-retail roaming)
Q4 19 cb
Convergent
Mobile only
Fixed only
IT & integration
Wholesale
Equipment
Other
Q4 20

Europe, mobile contract net adds
ex-M2M (in '000s)



Convergent
Mobile-only
% convergence in base
31%
32%
+50
112
-63
106
-206
-99
-104
-25
-129
+221
187
34
+317
291
25
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20

Europe, Fixed Broadband net adds
(in '000s)



Convergent
Broadband-only
% convergence in base
66%
67%
+48
49
-1
58
-66
-8
-5
-5
-10
+96
81
15
+147
115
32
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20

FY EBITDAaL growth (cb yoy in %)



-5.8%
3,112
-214
+33
2,932
FY 2019 cb
Spain
Other European Countries
FY 2020

Q4 2020 Spain

Confirmation of commercial turnaround, first step to improve EBITDAaL trend, our priority

in €m	Q4 20	yoy cb	FY 20	yoy cb
Revenues	**1,211**	**-8.8%**	**4,951**	**-5.9%**
Retail services	837	-10.8%	3,476	-7.6%
Convergent services*	477	-9.2%	1,984	-5.1%
Mobile only services	242	-14.7%	1,012	-12.9%
Fixed only services	115	-8.9%	471	-5.9%
Wholesale	236	-2.1%	916	+1.7%
Equipment sales	139	-7.2%	547	-9.2%
Other revenues	0	+79.3%	12	+0.0%
EBITDAaL			**1,433**	**-13.0%**
EBITDAaL margin			28.9%	-2.3pt
eCAPEX			**969**	**+19.3%**
eCAPEX/revenues			19.6%	4.1pt

*B2C only

85% Convergence as % of broadband B2C customer base — **+2pt yoy**

83% Fiber penetration in BB customer base — **+4pt yoy**

67% 4G penetration in mobile customer base — **-1pt yoy**

18% TV penetration in BB customer base — **+0pt yoy**

Acceleration of commercial momentum

FBB nets adds '000


26
41
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20

Mobile contract excl. M2M nets adds '000


84
26
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20

Main action plans to improve EBITDAaL trend

- Consolidate commercial performance
- Accelerate B2B activity
- Focus on customer experience
- Simplification
- Strengthen customer relationship digitisation
- Further costs optimization

Q4 2020 Africa & Middle East

Outstanding performance

in €m	Q4 20	yoy cb	FY 20	yoy cb
Revenues	**1,515**	**+8.3%**	**5,834**	**+5.2%**
Retail services	1,301	+10.5%	5,007	+7.8%
Mobile only services	1,140	+8.5%	4,420	+6.7%
Fixed only services	152	+23.7%	562	+15.5%
IT & integration services	9	+123.0%	25	+75.4%
Wholesale	177	-1.5%	695	-9.0%
Equipment sales	27	-3.8%	89	-6.8%
Other revenues	10	-29.4%	43	+6.0%
EBITDAaL			**1,964**	**+10.0%**
EBITDAaL margin			33.7%	+1.5pt
eCAPEX			**1,036**	**+6.0%**
eCAPEX/revenues			17.8%	0.1pt

> 80% of revenue comes from sustainably resilient retail services

Revenue cb yoy growth in %



7.2%
7.8%
7.9%
10.2%
8.5%
9.0%
4.7%
7.1%
8.3%
10.5%
5.2%
5.3%
5.8%
7.6%
6.1%
6.2%
1.3%
5.1%
Retail services
Total MEA
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20

33.0 m 4G customers **+39% yoy**

1.7m FBB customers **+39% yoy**

+23% Data revenue growth Q4 20

+36% FBB revenue growth Q4 20

Orange Money

€507m FY 20 revenues, with 21.9m active customers* (+20% yoy)

(revenues in million EUR, yoy growth in %)



+21%
419
507
FY 19 cb
FY 20

EBITDAaL increase by +18% since 2018



+18.4%
1 659
1 785
1 964
FY18 cb
FY19 cb
FY20

* At least one transaction per month

Q4 2020 Enterprise

Strong recovery in IT&IS revenues thanks to Cloud and Cybersecurity

in €m	Q4 20	yoy cb	FY 20	yoy cb
Revenues	**2,050**	**-1.2%**	**7,807**	**-1.4%**
Fixed only services	942	-5.2%	3,851	-2.5%
Voice	302	-6.0%	1,237	-3.8%
Data	639	-4.8%	2,614	-1.9%
IT & integration services	877	+5.6%	3,086	+2.3%
Mobile*	231	-7.9%	870	-8.3%
EBITDAaL			**1,023**	**-14.9%**
EBITDAaL margin			13.1%	-2.1pt
eCAPEX			**339**	**-16.0%**
eCAPEX/revenues			4.3%	-0.8pt

*Mobile = Mobile Only Services + Equipment Sales

IT&IS share in total revenues: 39.5%
(vs. 37.2%* in FY19 – historical data)



Cybersecurity
Cloud

+9% yoy**

A European leader with **€768m** revenues FY20

+6% yoy**

**FY20 revenue growth

Revenue evolution



Total
fixed only
mobile
IT&IS
5%
0%
-5%
-10%
-15%
+0.8%
+0.8%
-3.3%
-1.7%
-1.2%
Q4 19
Q120
Q2 20
Q3 20
Q4 20

FY 20 EBITDAaL evolution



Change in business mix
~2/3 Covid impact

Increasing NPS



23
+5 vs 2H19
50
+8 vs 2H19
Large Accounts France
International Business

Section Four

Scale Up, the €1bn net cost savings program by 2023

Scale Up program, €1bn net savings out of €13.8bn indirect costs


Direct Costs
Indirect Costs
FY 2019 historical cost base
€11.6 bn
€17.8 bn
2.5
1.3
Interconnection & connectivity
Equipments
Commissions
Contents
13.8
By nature
Taxes & others 9%
A&P 5%
CRM 3%
IT & Network 16%
Real Estate 11%
G&A 8%
Labour 50%
€ 13.8bn
FY 2019
By Segment
Enterprise 22%
Europe 21%
France + ICSS 57%
€ 13.8bn
FY 2019
French territory
Direct Costs
A&ME
Mobile Financial Services
Enterprises IT&IS (Labour costs and other IT&N costs)
Scale-up cost base

Several levers identified with dedicated task force

Savings ambitions by nature* (€1 bn) by 2023


Labour / G&A
Real Estate
IT & Network
CRM
Ad. & Promo.
Taxes & others
Net Savings
€1 bn

Levers

- Enhance natural attrition
- New optimisation opportunities
- Automation, mutualisation & Energy efficiency
- Constant increase in digital channels, portfolio rationalisation
- Rationalisation
- Automatize processes and enhance control

* The savings per nature are within an estimated range

Focus on selected major initiatives, 2023 savings targets vs. 2019

~€500m

net savings vs. 2019

People Transformation

Starting negotiations with employee representatives to accelerate natural departure, reinforcing balance between corporate & local functions and tasks

Discipline on salary policy

~€100m

net savings vs. 2019

Real Estate

New behaviours reinforced by sanitary crisis & CSR policy

Improving space management, leveraging post-COVID new ways of working

- Lease renegotiations
- More frugality on each real estate project
- Optimisation of shops location and space
- Acceleration in disposal of sub-optimised space/buildings

~€60-80m

net savings vs. 2019

Automation (RPA, data, IA)

2000+ robotised processes o/w 700 new in 2020

12 countries already in action

5 International skill centers (training, delivery, infrastructure) to support entities

Cost decrease acceleration to reach 1bn€ net reduction target by 2023



Savings ambitions per year in €m
13.8 bn€
-100
-200/-250
-300/-350
-300/ -400
12.8 bn€
2019
2020
2021
2022
2023
Scale-up cost base in 2023

Section Five

Guidance

Organic Cash Flow & tax refund inflow



In €bn
2.3
2.5
4.7
2.2
>2.6
Organic Cash Flow 2019
Organic Cash Flow 2020
OCF + tax refund 2020
Organic Cash Flow 2021 before tax refund

Balanced tax allocation to create value mid-long term

2021 & 2022 allocation of the tax refund cash



20 cts Dividend
-0.5
-0.4
eCAPEX
CSR projects
<-0.1
€2.2bn
Tax refund
Employee share plan
-0.1
-0.6
Purchase of Orange Belgium shares
-0.5
Transformation plan
No impact on Organic CF neither on EBITDAaL
Impact on Organic CF, mostly in 2021
Impact on Organic CF, mostly in 2022
Impact on EBITDAal, all in 2021
Impact on EBITDAal and Organic CF, in 2021 and 2022

Benefits/Value Creation

Highly accretive value investments with IRR between **15% and 20%:**
- -3rd party co-financing in France
- -Investments in network in MEA

Reduce dividend leakage

Accelerate transformation

Increase employee participation on shareholding

Towards a more sustainable, inclusive, responsible and value accretive business

Guidance 2021

	2020 Achieved		2021e before tax refund allocation	Tax refund allocation impact in 2021	2021e
EBITDAaL, yoy	-1%		Around +1%	Decrease between €0.1bn and €0.2bn, subject to employee share plan take-up and CSR	Flat -
eCAPEX yoy	1 ~ 7.1 bn€		2 ~ €7.3 bn	3 ~ €0.3bn	€ 7.6 -7.7bn
Organic Cash Flow (telecom)*	€2.5bn vs. >€2.3bn	+ €2.2bn*	> €2.6bn	~ - €0.4bn	> €2.2bn
Net debt / EBITDAaL (telecom)	1.83x	O/W 0.17x decrease*	Around 2x in the medium term	No impact on guidance	Around 2x in the medium term
Dividend**	€0.70	+ Additional €0.2**	€0.70	Additional €0.2**	€0.70

- Linked to the tax refund.

** 20 cts dividend paid in 2021, fiscal year 2020

1 + 2 + 3 ~14.7- 14.8 €bn including tax refund associated investments

Reiterated 2023 Organic Cash Flow guidance

Step-up of Organic Cash flow from end of 2020 to 2023 (in €bn)



Weight increase of Organic CF on Executive Team remuneration scheme
2.3
2.5
3.5 to 4.0
Organic Cash Flow 2019
Organic Cash Flow 2020
EBITDAaL growth (including net savings program) *
eCapex decrease *
Organic Cash Flow 2023

*** Bars size is not to scale**
Non-exhaustive list of cash items

Section Six

FY20 Q&A

Section Seven

European Towerco

Creating a leading European mobile passive infrastructure platform

Key objectives

	Run Orange's first class mobile passive infrastructure as an industrial growth engine
	Get ready to take part in the European tower market consolidation

Timeline

- **Oct. 2020 – Q3-20 results:** Dedicated project organisation at group level (France, Spain)
- **Feb. 2021 – 2020 results:** Presentation of TowerCo design and economics (France, Spain)
- **H1-2021:** Management team appointment
- **H2-2021:** Completion of carve-out in France and Spain; Review including other Orange European tower assets

TowerCo key metrics

2020 metrics	France	Spain	Total
# of macro sites ('000s)	17.6	7.9	**25.5**
Tenancy ratio[(1)]	1.18x	1.59x	**1.31x**
Ground-based towers / rooftops (%)	~55% / 45%	~52% / 48%	
Land owned			2 000 +

Forward metrics	
Tenancy ratio[(1)]	From 1.3x in 2020 to 1.5x by 2026
New sites	Up to 3 000 new macro sites to be built over the next 8 years
Escalation	Inflation-linked No cap, 0% floor

Pro forma financial metrics[(2)]

€m	2019	2020
Revenue	**493**	**510**
France	349	358
Spain	143	152
EBITDA (IFRS 16)	**422**	**444**
% Margin	*85.7%*	*87.0%*
EBITDAaL[(3)]	**276**	**292**
% Margin	*56.0%*	*57.2%*

(1) Tenancy ratio defined as total number of active tenants divided by total number of sites. Ran sharing accounts for multiple tenants.
(2) Relates to hosting revenue excluding works & studies.
(3) EBITDA after adjustments, amortization of right of use, interests on debts related to financed assets and on lease liabilities.

TowerCo's scope, structure and governance underpin its full autonomy and independence

Simplified legal structure



Orange SA
Orange France
TowerCo
Orange Spain
100%
100%
Maintenance Contract
Commercial Relationship
TowerCo France
TowerCo Spain
Commercial Relationship

TowerCo Governance

- **Management fully independent** from Orange MNOs
- **No board members from Orange MNOs**
- **2 independent** board members

Fully self-standing entity

- **All core assets and functions transferred**
  - Sites, land, leases and third-party tenancy contracts
  - Full in-house capabilities to run operations for anchor and third-party tenants such as new sites (BTS, turn key) or tenants maintenance
  - Stable organisation with c. 200 FTEs in steady state structure
- **Ability to leverage Orange capabilities under arm's length and non-exclusive terms**
  - Sites commissioning, construction works and maintenance
  - Non-core services
- **Best-in-class MSA providing long-term cash flow visibility for TowerCo to drive value creation**

Best-in-class MSA providing long-term cash flow visibility for TowerCo to drive value creation while preserving Orange's retail leadership

MSA Key Terms

Contract Structure	➢ MSA type agreement ➢ One MSA per country with a common template
Term	➢ 15-year initial term ➢ 2x10-year automatic renewal
Renewal	➢ All-or-nothing renewal clause
Anchor Fee	➢ Anchor fees aligned with local market benchmarks
Escalation	➢ Inflation-linked with no cap and 0% floor
Preferred Supplier	➢ Right of first offer on all new sites to be built by Orange
Network Sharing	➢ Protective RAN-sharing provisions
Strategic Sites	➢ Limited number of strategic sites (< 5% of total scope)

A clear path to long-term value creation

Organic growth potential

- **Revenue**
  - Tenancy ratio increase from 1.3x to 1.5x by 2026
  - Up to 3 000 new macro sites to be built over the next 8 years
  - New digital services to be developed
- **Costs**
  - Lease costs renegotiation and optimisation

Inorganic growth potential

- Potential for Orange to contribute additional sites in other European markets
- Disciplined, returns-driven M&A

Capital structure flexibility

- Intention to use full scope of capital structure flexibility to support organic and inorganic growth investments
- Orange to retain control

Section Eight

European Towerco Q&A

Annexes

Convergence, the bedrock of our strategy

€1.8bn Convergent services revenues in Q4 2020

-1.0% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France*
5.80 5.80 5.80 5.82 5.84
55%
54%
Q4 19 Q1 20 Q2 20 Q3 20 Q4 20
Spain
3.00 2.99 2.95 2.96 3.00
83%
85%
Q4 19 Q1 20 Q2 20 Q3 20 Q4 20
Poland
1.37 1.39 1.41 1.44 1.48
62%
65%
Q4 19 Q1 20 Q2 20 Q3 20 Q4 20

Churn improvement with convergence in Q4**

France	Spain	Poland
-4pt	-4pt	-1pt

Quarterly convergent ARPO, in €/month in Q4

France	Spain	Poland
€69.0	€54.6	€23.8
-1.2% yoy, cb	-7.6% yoy	+4.2% yoy***

Number of mobile lines per convergent offer (Q4 yoy growth)

France	Spain	Poland
1.68	2.00	1.88
+0.4% yoy	+2.4% yoy	-0.6% yoy

* Open customers only
** Churn differential between convergent B2C customers and total fixed BB B2C customers
*** YoY evolution calculated in local currency

40

COVID-19 crisis and cofinancing drove lower eCAPEX, despite acceleration in FTTH rollout

Telecom
FY 2020 eCAPEX

€7.1bn

- 1.8% yoy
- €127m yoy

eCapex/CA (telecom, en %)


17.1%
16.8%
FTTH eCAPEX
12.3%
12.6%
eCAPEX
excl. FTTH
2019 bc
2020

48.3m **VHBB** connectable lines**

FTTH connectable lines in France


+41%
16.3m
22.9m
FY 19
FY 20

VHBB connectable lines in Spain


+3%
14.9m
15.3m
FY 19
FY 20

FTTH connectable lines in Poland


+19%
4.2m
5.0m
FY 19
FY 20

**VHBB > 100 Mbps

Change in net income

(in millions of euros)	FY 2019 historical	FY 2019 cb	FY 2020 actual
EBITDAaL	**12,856**	**12,812**	**12,680**
Adjustments*	15	41	(115)
Depreciation & amortization of fixed assets	(7,110)		(7,134)
Impairment of goodwill & fixed assets	19		(30)
Share of profit (losses) of associates and JV	8		(2)
Other income / (charge)	141		122
Operating income	**5,930**		**5,521**
Effects resulting from BT stake	(119)		-
Financial result (excluding BT)	(1,142)		(1,314)
Tax	(1,447)		848
Net income from continuing activities	**3,222**		**5,055**
Net income from discontinued activities	-		-
Net income from consolidated Group	**3,222**		**5,055**
Minority interests	218		233
Net income Group share	**3,004**		**4,822**

*See details on slide 43

Adjustments

(in millions of euros)	FY 19 historical	FY 19 cb	FY 20 Actual
Cost of restructuring programs	(165)	(163)	(83)
Cost of acquisitions and integration	(24)	(24)	(37)
Significant litigations	(49)	(49)	(211)
Specific labour expenses	(23)	(23)	(12)
o\w Senior Part Time	*(25)*	*(25)*	*(13)*
Portfolio review and others	277	301	228

Change in net debt

(in millions of euros)	2019 historical	2020 Actual
EBITDAaL - eCAPEX (telecom activities)	5,750*	5,736
Change in working capital requirements	(204)	(500)
Change in eCAPEX payables	45	307
Net interest paid (including dividends received)**	(1,196)	(1,127)
Income taxes paid	(1,079)	(1,085)
Other operational items***	(971)*	(837)
Organic Cash Flow (telecom activities)	2,345	2,494
Main litigations paid/received****	5	2,217
Licences and spectrum paid	(334)	(351)
Dividends paid to owners of parent company	(1,857)	(1,595)
Dividends paid to non-controlling interests	(243)	(225)
Coupons and other fees on subordinated notes	(357)	(292)
Net of acquisitions and disposals	(77)	(89)
Exclusion of IFRS 16 leases from the net financial debt definition	584	-
Other financial items	(91)	(183)
Change in net debt	**(25)**	**1,976**
Net financial debt	**(25,466)**	**(23,489)**
Ratio of net financial debt / EBITDAaL of telecom activities	**1.96x**	**1.83x**

* 2019 data have been restated in compliance with the IFRS IC decision related to the enforceable duration of IFRS 16 lease contracts
**Excluding interest disbursed on lease liabilities and on debts related to financed assets of €(132)m in 2020 and €(104)m in 2019
***Of which (i) disbursements related to "Part- Time for Seniors" plan in France (TPS, procedures in relation to agreements on the employment of seniors in France) and related to restructuring and integration costs, (ii) repayments of lease liabilities and on debts related to financed assets, and (iii) elimination of non-monetary effects included in EBITDAaL
**** Of which tax refund of €2.2bn